
RECEIVED
MAR - 1 2007


07004762

SECUR SSION

BP 3/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gramercy Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Dayton Avenue
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Financial Services LLC, as of December 31 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-Managing Member

Title

Notary Public

Robert J. Lanava
NOTARY PUBLIC
State of Connecticut
My Commission Expires 6/30/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Financial Services LLC

Statement of Financial Condition
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Gramercy Financial Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gramercy Financial Services LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2007

Gramercy Financial Services LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 132,788
Receivable from clearing broker	1,957,154
Receivable from affiliates	136,275
Securities owned, at market value	355,475
Other assets	157,067
Total assets	$ 2,738,759
Liabilities	
Accounts payable and accrued expenses	$ 145,801
Member's capital	2,592,958
Total liabilities and member's capital	$ 2,738,759

The accompanying notes are an integral part of this statement of financial condition.

1. Operations

Gramercy Financial Services LLC (the "Company") is a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company acts as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. During 2006, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments and as agent for affiliated entities entering into repurchase and reverse repurchase agreements. The Company conducts a proprietary trading business in many of the same products. Additionally, the Company is used to facilitate cash movement with external counterparties and affiliated entities.

2. Significant Accounting Policies

Basis of Presentation
The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions
Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit in the statement of income. Securities owned consist of common stock, a corporate obligation and Brady Bonds in the amount of $177,000, $105,350 and $73,125, respectively.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Related Party Transactions

Receivable from and Payable to Affiliates
From time to time the Company advances funds to affiliates. At December 31, 2006, advances to affiliates totaled $136,275. Such advances are non-interest bearing and do not have set maturity dates.

Loan to Balto Slavic
As of December 31, 2006, the Company had entered into a loan agreement with Balto Slavic Ventures Limited, an affiliated entity. Such loan agreement was executed as an arm's length transaction at a stated rate of interest of 5.381% with an expiration date of 12/31/07. At December

31, 2006, total outstanding principal and interest associated with this loan totaled $30,511 and is included in Other assets on the Statement of Financial Condition.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell.

In addition to the securities purchased under agreements to resell noted in the preceding paragraph in which the Company is a counterparty, the Company acts as agent in repurchase and reverse repurchase transactions with affiliated entities. No compensation is received by the Company for these services.

At December 31, 2006 there were no such positions.

Securities transactions

During the year ended December 31, 2006 the Company acted as agent on securities transactions for various affiliated entities. The Company receives no compensation for such transactions. The statement of income includes $302,469 of clearing fees and $211,140 of reimbursement of clearance fees from affiliates for such activities.

The results of operations would have differed had the Company been a stand-alone entity.

Service Agreement

The Company has a service agreement with an affiliated entity under which the Company receives services including information, assistance and facilities.

4. Income Taxes

Federal and state income taxes have not been provided for in the accompanying financial statements as the Member and, in turn, its members are individually liable for their share of federal and state income tax liabilities.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their carrying value as such financial instruments are short-term in nature.

6. Financial Instruments with Off-Balance-Sheet Capital Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liability with regard to the right. During 2006, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

The Company has a significant amount of cash and securities held at its clearing broker.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of approximately $2,246,000, which was approximately $2,146,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness of net capital was .07 to 1.


END